NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has been notified that Alison Wood, a Person Discharging Managerial Responsibilities, exercised an option over 6,160 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Scheme on 26 September 2006 and subsequently sold 4,304 of these shares. The consideration for the exercise of shares under option was 274.75 pence per share, the sale price was 393.641 pence per share, and the transaction took place on 26 September 2006 on the London Stock Exchange. The retained shares have been registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

27 September 2006

10/18

DIRECTOR DECLARATION (Current director)

Sir Peter Mason, a non-executive director of BAE Systems plc, retired from the board of AMEC plc on 30 September 2006. This announcement is made pursuant to paragraph 9.6.14 of the Listing Rules.

2 October 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 29 September 2006 by the trustee of the BAE Systems ESOP Trust, IFG Trust (Jersey) Limited, that the trustee purchased 2,148,276 ordinary shares of 2.5 pence each in BAE Systems plc at 399.7336 pence each on 28 September 2006. The shares were purchased by the Trustee in respect of awards made under the BAE Systems Performance Share Plan which became exercisable on 30 September 2006. The transaction took place on the London Stock Exchange. The shares are registered in the name of IFG Trust (Jersey) Limited.

As a result of the purchase each of the executive directors of the Company is deemed, along with certain other group employees, to have a technical interest in the aggregate balance of 2,148,276 shares now held by the BAE Systems ESOP Trust, IFG Trust (Jersey) Limited.

2 October 2006